United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FILING OF

TECHNICAL REPORT ON LOS AZULES COPPER DEPOSIT

SPOKANE, WA – March 27, 2009 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the filing of a technical report in support of a preliminary assessment (“PA”) prepared in accordance with NI 43-101 on the Los Azules Copper Project (the “Project”) located in the San Juan Province of western central Argentina. The report dated March 19, 2009 is titled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment of the Development of the Los Azules Project, San Province, Argentina”.  A description of the contents of the report was reported in our news release dated February 5, 2009. The deposit as currently defined is open in several directions, and further drilling will be required to fully define the limits of the mineralization, especially along the strike to the north and at depth. The report is filed at www.sedar.com and is available for downloading from that website.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina. The producing San José silver/gold mine is 49% owned by Minera Andes through a joint venture. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program and a technical report has been completed. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the price of gold, silver, copper and other base metals, operating and capital costs, production estimates, and estimation of mineral reserves.

In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper, anticipated costs and expenditures, future production and recovery and that there is no unanticipated fluctuation in interest rates and foreign exchange rates.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and  regulatory risks.

Readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements. U.S. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  April 16, 2009